FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (the "Report") as Exhibit 1 is a loan agreement dated as of September 15, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited (the "Company"), and International Finance Corporation.  Attached to this Report as Exhibit 2 is a loan agreement dated September 15, 2008 between certain subsidiaries of the Company, as joint and several borrowers, and International Finance Corporation.  Attached to this Report as Exhibit 3 is a loan agreement dated as of November 28, 2008, between UABL Paraguay S.A., a subsidiary of the Company, and The OPEC Fund for International Development.  Attached to this Report as Exhibit 4 is a loan agreement dated as of June 24, 2008, pursuant to which one of the Company's subsidiaries is a borrower and the Company and certain of its other subsidiaries are joint and several guarantors.  This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-163385) filed with the U.S. Securities and Exchange Commission by the Company on November 27, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title: Chief Executive Officer

Dated: February 18, 2010

SK 02351 0010 1064542